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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-1
                               (AMENDMENT NO. 7)
                               (FINAL AMENDMENT)

                             TENDER OFFER STATEMENT

      PURSUANT TO SECTION 14(D) (1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                              AMENDMENT NO. 11 TO
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                              ASARCO INCORPORATED
                           (Name of Subject Company)

                               ASMEX CORPORATION
                                      AND
                           GRUPO MEXICO, S.A. DE C.V.
                                   (Bidders)

                            ------------------------

                           COMMON STOCK, NO PAR VALUE
                        (INCLUDING THE ASSOCIATED JUNIOR
                 PARTICIPATING PREFERRED STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                            ------------------------

                                    04341310
                     (CUSIP Number of Class of Securities)

                            ------------------------

                            Daniel Tellechea Salido
                Managing Director for Administration and Finance
                           Grupo Mexico, S.A. de C.V.
                              Baja California 200
                                Colonia Roma Sur
                           06760 Mexico City, Mexico
                          Telephone: 011-525-574-2067
            (Name, Address and Telephone Number of Person Authorized
          To Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:
                            Lori Anne Czepiel, Esq.
                                Brown & Wood LLP
                             One World Trade Center
                            New York, New York 10048
                           Telephone: (212) 839-5300
                           Facsimile: (212) 839-5599

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
                               SCHEDULE 14-1/13D

                               SCHEDULE 14D-1/13D

CUSIP NO. 04341310

---------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS

         Grupo Mexico, S.A. de C.V.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         13-1808503
---------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP       (a) / /

         (b) / /
---------------------------------------------------------------------
   3     SEC USE ONLY
---------------------------------------------------------------------
   4     SOURCE OF FUNDS
         BK, WC
---------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(e) or 2(f)                            / /
---------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Mexico
---------------------------------------------------------------------


                          7     SOLE VOTING POWER

                                NONE
--------------------------------------------------------------------------------
      NUMBER OF
       SHARES             8     SHARED VOTING POWER
    BENEFICIALLY
                                34,998,828
      OWNED BY         --------------------------------------------------------
        EACH              9     SOLE DISPOSITIVE POWER
      REPORTING
                                NONE
       PERSON          --------------------------------------------------------
        WITH             10     SHARED DISPOSITIVE POWER

                                34,998,828
                       --------------------------------------------------------

---------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         34,998,828
---------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES

         [    ]
---------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         87.6%
---------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         CO
---------------------------------------------------------------------

                               SCHEDULE 14-1/13D

                               SCHEDULE 14D-1/13D

CUSIP NO. 04341310

---------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         ASMEX Corporation

         I.R.S. Employer Identification Number--Application Pending
---------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP       (a) / /

         (b) / /
---------------------------------------------------------------------
   3     SEC USE ONLY
---------------------------------------------------------------------
   4     SOURCE OF FUNDS
         BK, WC
---------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(e) or 2(f)                            / /
---------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
---------------------------------------------------------------------


                          7     SOLE VOTING POWER

                                NONE
--------------------------------------------------------------------------------
      NUMBER OF
       SHARES             8     SHARED VOTING POWER
    BENEFICIALLY
                                34,998,828
      OWNED BY         --------------------------------------------------------
        EACH              9     SOLE DISPOSITIVE POWER
      REPORTING
                                NONE
       PERSON          --------------------------------------------------------
        WITH             10     SHARED DISPOSITIVE POWER

                                34,998,828
                       --------------------------------------------------------

---------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         34,998,828
---------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES

         [  ]
---------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         87.6%
---------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         CO
---------------------------------------------------------------------

    This amendment constitutes Amendment No. 7 to the Tender Offer Statement on
Schedule 14D-1 as the same may have been amended from time to time (as amended hereby, the "Statement") and Amendment No. 11 to the Schedule 13D and relates to the offer by Grupo Mexico, S.A. de C.V., a Mexican corporation ("Parent") through its wholly owned subsidiary, ASMEX Corporation, a Delaware corporation ("Purchaser"), to purchase all of the outstanding shares of common stock, without par value (together with the associated junior participating preferred stock purchase rights, the "Common Stock"), of ASARCO Incorporated, a New Jersey corporation ("ASARCO"), at a purchase price of $29.75 per share of Common Stock, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 27, 1999, as amended (the "Offer to Purchase"), a copy of which is attached to this Statement as Exhibit (a)(1), as amended and supplemented by Supplement No. 1 thereto dated October 8, 1999 ("Supplement No. 1"), a copy of which is attached to this Statement as Exhibit (a)(10), as further amended and supplemented by Supplement No. 2 dated October 26, 1999 ("Supplement No. 2"), a copy of which is attached to this Statement as Exhibit (a)(13) (which, as they may have been amended or supplemented from time to time, together with the Offer to Purchase constitute the "Offer"). Capitalized terms not defined herein have the meanings ascribed in the Offer to Purchase, Supplement No. 1 and Supplement No. 2. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

    Pursuant to Instruction D of the "Special Instructions for Complying with
Schedule 14D-1," this Amendment constitutes the final amendment to the Statement.

ITEM 2. IDENTITY AND BACKGROUND.

    Item 2 is hereby amended by the following:

    On November 10, 1999, Parent transferred all shares of its Common Stock to Purchaser in consideration for Purchaser issuing additional equity to Parent.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

    Item 5 is hereby amended and supplemented by adding the following:

    The Offer expired at 12:00 midnight, New York City time, on Friday, November 12, 1999. Based on information provided by the Depositary, a total of 32,573,446 shares of Common Stock, representing approximately 81.5% of the outstanding shares of Common Stock, were validly tendered and not properly withdrawn pursuant to the Offer and were accepted for payment by the Purchaser. The Common Stock tendered includes approximately 1,474,618 shares of Common Stock tendered pursuant to Notices of Guaranteed Delivery. Upon purchase of all such tendered shares of Common Stock, Parent and Purchaser will own approximately 91% of the outstanding shares. A copy of the press release issued on November 15, 1999 by Parent with respect to the consummation of the Offer is attached hereto as Exhibit (a)(19) and incorporated herein by reference.

    Pursuant to the Agreement and Plan of Merger, dated as of October 25, 1999, among ASARCO, Parent and Purchaser (the "Merger Agreement"), upon the purchase by Purchaser of the tendered shares of Common Stock, Parent is entitled to designate a certain number of directors on the ASARCO Board. As of November 15, 1999, all the members of the ASARCO Board, other than Francis R. McAllister and Kevin R. Morano, resigned and were replaced by the following designees of
Parent: German Larrea Mota-Velasco, Genaro Larrea Mota-Velasco, Hector Calva Ruiz, Daniel Tellechea Salido, Oscar Gonzalez Rocha, Xavier Garcia de Quevedo Tupete, Alfredo Casar Perez, Daniel Chavez Carreon, Manuel Calderon Cardenas and Alberto de la Parra Zavala. Francis R. McAllister and Kevin R. Morano will remain on the ASARCO Board until the completion of the Merger. Following the Merger, the members of the Board of Directors of Purchaser will become the members of the Board of Directors of the Surviving Corporation.

ITEM 6. INTEREST IN THE SECURITIES OF THE SUBJECT COMPANY.

    Item 6 is hereby amended by adding the following:

    The information set forth in Items 2 and 5 of this Statement is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

    Item 11 is hereby amended and supplemented by adding the following exhibit thereto:

 (a)(1)  Offer to Purchase dated September 27, 1999.*

 (a)(2)  Form of Letter of Transmittal.*

 (a)(3)  Form of Notice of Guaranteed Delivery.*

 (a)(4)  Form of Letter to Brokers, Dealers, Commercial Banks, Trust
           Companies and Other Nominees.*

 (a)(5)  Form of Letter to Clients for use by Brokers, Dealers,
           Commercial Banks, Trust Companies and Other Nominees.*

 (a)(6)  Form of Guidelines for Certification of Taxpayer
           Identification Number on Substitute Form W-9.*

 (a)(7)  Form of Summary Advertisement dated September 27, 1999.*

 (a)(8)  Press release of Parent dated September 24, 1999.*

 (a)(9)  Press release of Parent dated September 27, 1999.*

(a)(10)  Supplement No. 1 to the Offer to Purchase dated October 8,
           1999.*

(a)(11)  Press release of Parent dated October 7, 1999.*

(a)(12)  Press release of Parent dated October 25, 1999.*(1)

(a)(13)  Supplement No. 2 to the Offer to Purchase dated October 26,
           1999.*

(a)(14)  Form of Revised Letter of Transmittal*

(a)(15)  Form of Revised Notice of Guaranteed Delivery.*

(a)(16)  Form of Revised Letter to Brokers, Dealers, Commercial
           Banks, Trust Companies and Other Nominees.*

(a)(17)  Form of Revised Letter to Clients for use by Brokers,
           Dealers, Commercial Banks, Trust Companies and Other
           Nominees.*

(a)(18)  Press release of Parent dated October 25, 1999 (supersedes
           Exhibit (a)(12)).*(1)

(a)(19)  Press release of Parent dated November 10, 1999.*

(a)(20)  Press release of Parent dated November 11, 1999.*

(a)(21)  Press release of Parent dated November 12, 1999.*

(a)(22)  Press release of Parent dated November 15, 1999.

 (b)(1)  Commitment Letter from The Chase Manhattan Bank and Chase
           Securities Inc. dated September 24, 1999.*

 (b)(2)  First Amended and Restated Commitment Letter from the Chase
           Manhattan Bank and Chase Securities Inc. dated October 5,
           1999.*

 (b)(3)  Second Amended and Restated Commitment Letter from The Chase
           Manhattan Bank and Chase Securities Inc. dated October 7,
           1999.*

 (b)(4)  Third Amended and Restated Commitment Letter from The Chase
           Manhattan Bank and Chase Securities Inc. dated
           October 15, 1999.*

 (b)(5)  Fourth Amended and Restated Commitment Letter from The Chase
           Manhattan Bank and Chase Securities Inc. dated
           October 22, 1999.*

 (c)(1)  Agreement and Plan of Merger among ASARCO, Parent and
           Purchaser, dated as of October 25, 1999.*

    (d)  Not applicable.

    (e)  Not applicable.

    (f)  None.

 (g)(1)  1997 Annual Report of Parent.*

 (g)(2)  1998 Annual Report of Parent.*

------------------------

*   Previously filed.

(1) Exhibit (a)(12) is superseded by Exhibit (a)(18).

                                   SIGNATURE

    After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 15, 1999

                                                       GRUPO MEXICO, S.A. DE C.V.

                                                       By:  /s/ DANIEL TELLECHEA SALIDO
                                                            -----------------------------------------
                                                            Name: Daniel Tellechea Salido
                                                            Title:  Managing Director for
                                                            Administration and Finance

                                                       GRUPO MEXICO, S.A. DE C.V.

                                                       By:  /s/ HECTOR CALVA RUIZ
                                                            -----------------------------------------
                                                            Name: Hector Calva Ruiz
                                                            Title:  Managing Director for Exploration
                                                            and Projects

                                                       ASMEX CORPORATION

                                                       By:  /s/ DANIEL TELLECHEA SALIDO
                                                            -----------------------------------------
                                                            Name: Daniel Tellechea Salido
                                                            Title:  Vice President and Treasurer

                                 EXHIBIT INDEX

EXHIBIT NO.

 (a)(1)  Offer to Purchase dated September 27, 1999.*

 (a)(2)  Form of Letter of Transmittal.*

 (a)(3)  Form of Notice of Guaranteed Delivery.*

 (a)(4)  Form of Letter to Brokers, Dealers, Commercial Banks, Trust
           Companies and Other Nominees.*

 (a)(5)  Form of Letter to Clients for use by Brokers, Dealers,
           Commercial Banks, Trust Companies and Other Nominees.*

 (a)(6)  Form of Guidelines for Certification of Taxpayer
           Identification Number on Substitute Form W-9.*

 (a)(7)  Form of Summary Advertisement dated September 27, 1999.*

 (a)(8)  Press release of Parent dated September 24, 1999.*

 (a)(9)  Press release of Parent dated September 27, 1999.*

(a)(10)  Supplement No. 1 to the Offer to Purchase dated October 8,
           1999.*

(a)(11)  Press release of Parent dated October 7, 1999.*

(a)(12)  Press release of Parent dated October 25, 1999.*(1)

(a)(13)  Supplement No. 2 to the Offer to Purchase dated October 26,
           1999.*

(a)(14)  Form of Revised Letter of Transmittal*

(a)(15)  Form of Revised Notice of Guaranteed Delivery.*

(a)(16)  Form of Revised Letter to Brokers, Dealers, Commercial
           Banks, Trust Companies and Other Nominees.*

(a)(17)  Form of Revised Letter to Clients for use by Brokers,
           Dealers, Commercial Banks, Trust Companies and Other
           Nominees.*

(a)(18)  Press release of Parent dated October 25, 1999 (supersedes
           Exhibit (a)(12)).*(1)

(a)(19)  Press release of Parent dated November 10, 1999.*

(a)(20)  Press release of Parent dated November 11, 1999.*

(a)(21)  Press release of Parent dated November 12, 1999.*

(a)(22)  Press release of Parent dated November 15, 1999.

 (b)(1)  Commitment Letter from The Chase Manhattan Bank and Chase
           Securities Inc. dated September 24, 1999.*

 (b)(2)  First Amended and Restated Commitment Letter from the Chase
           Manhattan Bank and Chase Securities, Inc. dated October 5,
           1999.*

 (b)(3)  Second Amended and Restated Commitment Letter from The Chase
           Manhattan Bank and Chase Securities, Inc. dated October 7,
           1999.*

 (b)(4)  Third Amended and Restated Commitment Letter from The Chase
           Manhattan Bank and Chase Securities, Inc. dated October
           15, 1999.*

 (b)(5)  Fourth Amended and Restated Commitment Letter from The Chase
           Manhattan Bank and Chase Securities, Inc. dated October
           22, 1999.*

 (c)(1)  Agreement and Plan of Merger among ASARCO, Parent and
           Purchaser, dated as of October 25, 1999.*

    (d)  Not applicable.

    (e)  Not applicable.

    (g)  None.

 (g)(1)  1997 Annual Report of Parent.*

 (g)(2)  1998 Annual Report of Parent.*

------------------------

*   Previously filed.

(1) Exhibit (a)(12) is superseded by Exhibit (a)(18).